

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 8, 2009

Via Facsimile and U.S. Mail

Mr. Glen A. Little
Chief Executive Officer
Truewest Corporation
211 West Wall Street
Midland, TX 79701

> **Re: Truewest Corporation**
> **Form 10-KSB for the Fiscal Year Ended September 30, 2008**
> **   Filed October 17, 2008**
> **Form 10-Q for the Quarter Ended March 31, 2009**
> **File No. 000-26504**

Dear Mr. Little:

        We have reviewed your response filed on Edgar on April 30, 2009 and we have the following additional comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarter Ended March 31, 2009

Statement of Operations, page 4

1.   We note that your earnings per share calculation for the three and six months ended March 31, 2009 was based upon 52,000 weighted average shares outstanding. However, we note from page 3 and page 13 of this filing that you had 450,800 shares outstanding

for the three and six months ended March 31, 2009. Please explain to us why you used 52,000 weighted average shares within the denominator of your earnings per share calculation for the three and six months ended March 31, 2009.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief